Dynasil
[Logos]

385 Cooper Road
West Berlin, NJ  08091
Phone 856.767.4600
Fax 856.767.6813
info@dynasil.com
www.dynasil.com






                                     June 15, 2010
   BY EDGAR SUBMISSION
   Securities and Exchange Commission
   Washington, DC 20549-4631
   Attention:  Mr. John Hartz
   Attention:  Ms. Mindy Hooker

   Re:        Dynasil Corporation of America
            Form 10-K for the fiscal year ended September
            30, 2009
            Form 10-Q for the quarter ended March 31, 2010
            File No. 0-27503

   Dear Mr. Hartz and Ms. Hooker:

   On behalf of Dynasil Corporation of America ("Dynasil" or the "Company"), please find below responses to the comments provided to Dynasil by the staff of the Commission (the "Staff") in a letter dated May 18, 2010 (the "Letter") relating to Dynasil's Form 10-K for the year ended September 30, 2009 (the "2009 Form 10-K") and Dynasil's Form 10-Q for the quarter ended March 31, 2010 (the "2010 Form 10-Q"). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics. Form 10-K for the fiscal year ended September 30, 2009


   Critical Accounting Policies
   Valuation of Long-lived Assets, Intangible Assets and Goodwill, page 13

        1. We note your response to prior comment 5, including your proposed disclosures as well as the additional disclosures you provided in your March 31, 2010 Form 10-Q. It is not clear to us whether you have concluded that the estimated fair values of your reporting units substantially exceed their carrying values. If you have, please revise future filings, including your next Form 10-Q, to explicitly state that conclusion. If you have not, please revise future filings, including your next Form 10-Q, to provide all the disclosures we previously requested. Please provide your disclosures supplementally.

RESPONSE
  Our next Form 10-Q will explicitly state our conclusion that the estimated fair values of our reporting units substantially exceed their carrying values.

  Consolidated Financial
  Statements Note 5   Debt, page
  F-16
        2. In regard to the related party note payable, that we previously but incorrectly believed related to your puttable common stock, please explain to us why a loan to an entity that you apparently acquired is recorded but not eliminated in your consolidated financial statements. Please also explain to us the specific nature of the "financial interest" that the former owners and current officers of RMD have in RMD Instruments LLC and how or where that financial interest is accounted for in your consolidated financial statements.


RESPONSE
  On July 1, 2008, Dynasil acquired certain business assets from RMD Instruments LLC and those assets formed the basis of a new Dynasil
  wholly owned subsidiary named RMD Instruments Corporation.   RMD
  Instruments LLC remained a separate legal entity which is still owned by its original members and Dynasil has never held any ownership interest in RMD Instruments LLC. Dr. Gerald Entine, the current President of Dynasil's Radiation Monitoring Devices Inc. wholly owned subsidiary, remains a member of RMD Instruments, LLC and holds a majority ownership in the LLC. Therefore, the current $2 million loan payable to RMD Instruments, LLC to Dynasil represents a loan from an entity, partially owned by a related party, Dr. Gerald Entine, which was obtained after the acquisition was completed. As such, the accounting for the loan reflects a loan from a related party, as disclosed in Note 9 of our financial statements in our form 10-K for the fiscal year ending September 30, 2009.

  Form 10-Q for the period ended March 31, 2010
  Consolidated Financial
  Statements
  General

        3. We note your responses to prior comments 9 and 10. In regard to your intangible assets, it is not clear to us:

          . how you determined that a 15 year useful life for backlog is reasonable. It appears to us that backlog would be required to be amortized when the related revenue is recognized which we assume would be a period less than one year.

          . how you determined that a 5-15 year useful life for acquired customer base is appropriate or why the range is so significant. Please explain to us, and disclose in your next Form 10-Q, how you determined the useful lives, why the range of lives is significant, and how you assess this specific asset for impairment.

RESPONSE
  Backlog: The Company's backlog represents research and development grants awarded to the Company that had yet to be completed at the time of the RMD acquisition. The fair value of the intangible assets, including backlog, was determined using an independent valuation services firm that expressed an opinion as to the fair value of the intangible assets in accordance with FASB ASC 805-10, (formerly SFAS
  141) Business Combinations. The components of intangible assets were valued as follows:

       Know How              $512,000
       Backlog               $182,000
       Trade Name            $219,000
       Customer Relations  $6,947,000

  The valuation concluded the useful life for the majority of the acquired intangible assets was 15 years and recognized that our Backlog consists of contracts generally well in excess of one year. Pursuant to the guidance in FASB ASC 350-10, Intangible Assets, the estimated useful life of the backlog will be reviewed and re-evaluated at the end of our next reporting period, which will be June 30, 2010. Upon revision to the useful life (if any), the net carrying value of the backlog will be amortized prospectively over the remaining (revised) life. Our next filing will include the results of our review.

  Customer Base: As stated above, the fair value of the intangible assets acquired in connection with the RMD acquisition was determined using an independent valuation services firm that expressed an opinion as to the fair value of the intangible assets in accordance with FASB
  ASC 805-10, (formerly SFAS 141)   Business Combinations.  The
  valuation concluded the useful life for the majority of the acquired intangible assets was 15 years. The RMD Inc. and RMD Instruments LLC customer base acquired included longstanding relationships with many customers and they had been providing products and services for a number of years. As importantly, many of the customers were repeat customers over an extended period of time. Historical customer loss rates were analyzed and a "normal" customer loss rate of 6% - 7% was best approximated. Therefore, 15 years was concluded to be the appropriate life to use in amortizing this intangible

  The range of 5-15 years as reported in our financial statements is the result of the composition of the asset. A small portion of the intangible asset comes from a previous, smaller acquisition of Optometrics on March 8, 2005. This acquisition also came with a smaller, less well established customer relationship base which was capitalized with a useful life amortization of 5 years. The capitalized amount associated with the Optometrics customer base was $49,475. Hence, our financial statements reference a useful life for
  this total intangible asset of 5   15 years.  We will clarify the
  useful lives of the customer base in our next and future filings.
  In accordance with FASB ASC 350-10, intangible assets being amortized are subject to review for potential impairment in accordance with FASB ASC 360-10, "Accounting for the Impairment or Disposal of Long-lived Assets," whenever the events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is tested using undiscounted cash flows. An impairment loss would be recognized if the carrying amount is not recoverable and the carrying amount exceeds its fair value.


        3. We read your responses to prior comments 9, 10 and 13. Due to the fact that your September30, 2009 Form 10-K did not include certain required disclosures, please revise your next Form 10-Q to include the disclosures we previously requested.


RESPONSE
  Our next Form 10-Q will include the disclosures with respect to goodwill, intangible assets and impairment of long-lived assets as noted in our previous response along with the following additional disclosures: Revenue by product type as required by ASC Topic 280-10-50-40, information about major customers as required by ASC Topic 280-10-50-42, and goodwill by reportable segment as required by ASC Topic 350-20-50-1.

  Note 6   Equity, page 10
        4. We read your response to prior comment 16. It remains unclear to us how you determined that the one million shares of puttable common stock you issued to acquire RMD are appropriately classified in permanent equity. It appears to us that the possible cash redemption of these shares is beyond your control regardless of the likelihood that they may be required to be redeemed. Please provide us a detailed explanation that supports your current accounting for these shares, including reference to the authoritative literature you are relying on.

RESPONSE
  Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The put associated with the one million shares of common stock issued in connection with the RMD acquisition becomes effective July 1, 2010 for a period of two years. Accordingly, the one million shares of common stock will be reclassified outside of permanent equity effective July 1, 2010. Our next Form 10-Q will provide additional disclosures with respect to the reclassification.

  The disclosures related to the puttable common shares in connection with the RMD acquisition were inadvertently omitted from our previous filings. Upon discovery, the disclosures relative to the put were included in our public filings commencing with our Form 10-Q December 31, 2009.

  In assessing whether the shares should have been reclassified outside of permanent equity prior to these filings, we referred to SAB 99, "Materiality" and performed a qualitative analysis. We concluded that reclassifying the puttable shares outside of permanent equity has no material impact on the financial statements and will not impact the decisions of investors. Our conclusion is based on evaluation of the following factors. The reclassification results in: no change in earnings or other trends, no failure to meet analysts' consensus expectations (our stock is thinly traded), no income effect, no effect on segment reporting, no effect on compliance with regulatory requirements, loan covenants, or management's compensation. We also considered the reclassification of the puttable shares upon investors' perception of corporate liquidity. We concluded that the current liquidity and projected liquidity at the put date will be sufficient to accommodate the put demand without adversely affecting operations. Further the Company's unilateral option to pay the put demand over a three year period supports our conclusion.

  MD&A, Liquidity, page 15
        5. We note that your new bank facilities appear to contain financial covenants. To the extent that a covenant violation is reasonably likely, please revise future annual and quarterly filings to present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts required as of each reporting date. Such a presentation may allow investors to more easily assess and understand the current status and your continued ability to meet these covenants. See Sections I.D and IV.C of the SEC
        Interpretive Release No. 33-8350.

RESPONSE
  Future annual and quarterly filings will include a presentation of the various financial covenants required within our credit agreements as we determine to be material to investors, consistent with the SEC's interpretive guidance set forth in Release 33-8350.

  * * * *

       In response to the Staff's request, the Company acknowledges that:

          . the company is responsible for the adequacy and accuracy of the disclosure in their filings;

          . staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          . the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  If you require additional information, please telephone the undersigned at 607-272-3320 x33.

                                        Sincerely,



                                        Richard A. Johnson
                                        Chief Financial Officer

       cc:  Matthew J. Gardella
       Edwards Angell Palmer & Dodge LLP